Contact

www.linkedin.com/in/kathrindunn (LinkedIn)

Top Skills

Competitive Analysis
Bloomberg
Corporate Finance

Languages

German (Native or Bilingual)
French (Elementary)
English (Native or Bilingual)

Certifications

Certified Investor Relations Officer
RYA Day Skipper

Kathrin Leuchtenburg

Chief Financial Officer at Primeridian Entertainment & Argo Media Co
Santa Monica, California, United States

Summary

Chief Financial Officer with a demonstrated history of working in the entertainment and retail industries. Fully qualified management accountant with an MBA.

Experience

Argo Media Co

Chief Financial Officer
2019 - Present (4 years)
Beverly Hills, California, United States

PRIMERIDIAN ENTERTAINMENT LLC

Chief Financial Officer
December 2018 - Present (4 years 5 months)
Beverly Hills

BRF

Investor Relations
January 2017 - June 2018 (1 year 6 months)
Dubai, United Arab Emirates

Investor Relations for OneFoods - Halal subsidiary of BRF | Strategy team - building the financial models for the OneFoods 5 year plan and M&A project management in Saudi Arabia

Hult International Business School

MBA Candidate
2015 - 2016 (1 year)

Selfridges

Finance Manager
January 2015 - June 2015 (6 months)

Managed all costs, including payroll, for the Buying, Merchandising, Marketing, PR, Creative and IT departments in the London flagship and regional stores

L'Oréal

3 years 5 months

Marketing Controller

March 2014 - January 2015 (11 months)

Controlling the marketing, PR, merchandising, digital and beauty advisor budgets for YSL and Giorgio Armani Cosmetics.

Assistant Management Controller

September 2011 - February 2014 (2 years 6 months)

Work with PR, marketing and merchandising teams to ensure control in 4 of L'Oreal's luxury brands - Kiehls, Biotherm, shu uemura and Clarisonic

RBS, London

Equities - Financial Control

May 2010 - August 2011 (1 year 4 months)

In the business unit control function assisting with monthly reporting of equity derivatives. Resolve queries that come through post month end. Helping RBS switch to a single general ledger system after taking over ABN Amro. Member of the Young Bankers Association and Focused Women.

Asda

Finance Graduate in Head Office Accounts

August 2009 - April 2010 (9 months)

Prepared financial accounts for month end and was responsible for intercompany transactions for Walmart employees working at ASDA and ASDA employees working at Walmart.

MMG Partners

Analyst

September 2008 - December 2008 (4 months)

Worked on annual Reuters market size and share project, specifically researching companies that use investment software. Assisted with software testing for MMGP’s market data cost rationalization tool for BNP Paribas. Part of the recruiting team, went to information sessions and conducted first round interviews. Organized company events e.g. company training trip and new hire sell day.

Weavering Capital

Intern

July 2007 - August 2007 (2 months)

Worked closely with the economic research team to compile research for hedge fund clients and marketing purposes. Explored corporate finance proposals. Learned about investment strategies while spending time on the trading floor.

Lombard Street Research
Intern
June 2007 - July 2007 (2 months)

In-depth competitor analysis. Researched opportunities for increasing Russian business. Participated in sales team events. Helped arrange client conference. Updated database.

Hugo Boss
Marketing Intern
January 2007 - May 2007 (5 months)

Assisted with analysis and implementation of sales strategies. Worked with creative marketing firms to promote boutique shops. Presented marketing strategies with luxury hotels in the vicinity of Boss shops around France to franchise partner. Planned trunk shows at the Paris flagship and other stores. Planned opening of new Boss shop in Nice.

Smith Barney
Intern
June 2005 - August 2005 (3 months)

Cold-calling to help build the business. Also helped the office manager organise client events in the office.

HUGO BOSS
Sales Intern
June 2004 - August 2004 (3 months)

Worked in the clothing sales department. Prepared and analyzed sales statistics in Excel. Assisted with presenting collections to buyers and interacted with major accounts such as Saks, Neiman Markus and Bloomingdales. Assisted with order entry and shipping. Visually organised showrooms and supported event activities.

Education

Hult International Business School

Master of Business Administration, MBA · (2015 - 2016)

The Chartered Institute of Management Accountants

Management Accounting · (2010 - 2014)

Wellesley College

B.A, Political Science; French. Coursework in Accounting, Economics and Statistics · (2004 - 2008)

La Sorbonne

Courses: 3 History of Art, 2 Political Science, 1 French Literature and 2 French Language · (2006 - 2007)

Li Po Chun United World College of Hong

Bi-lingual International Baccalaureate, Economics, Maths, Chemistry,English, German, Chinese Studies · (2002 - 2004)